Exhibit 99.1

21Vianet Group, Inc. Announces Changes to the Board of Directors and its Committees

BEIJING, China, August 25, 2015 — 21Vianet Group, Inc. (Nasdaq: VNET) (“21Vianet” or the “Company”), a leading carrier-neutral internet data center services provider in China, today announced that its Board of Directors (the “Board”) has appointed Mr. Sean Shao as an independent director, effective on August 24, 2015. Mr. Shao will also serve as a member and the chairman of the Audit Committee of the Board.

Mr. Josh Chen, Founder, Chairman and Chief Executive Officer of the Company, stated, “We are delighted to enhance our Board with the appointment of Mr. Shao, a highly seasoned finance veteran with extensive board level experience. The appointment of Mr. Shao adds substantial financial expertise to the board and reflects our ongoing commitment to strengthen our corporate governance practice.”

Mr. Terry Wang, the chief financial officer of the Company, has resigned as a director of the board, a member of the Compensation Committee and chair of the Audit Committee. Mr. Kenneth Chung-Hou Tai, who has served as an independent director since October 2012, will replace Mr. Wang as a member of the Compensation Committee.

In June 2015, the Board established a special committee of independent directors (the “Special Committee”) to evaluate the preliminary non-binding going-private proposal dated June 10, 2015 received by the Board. The Special Committee was initially comprised of Mr. Yoshihisa Ueno, Mr. Kenneth Chung-Hou Tai and Mr. Steve Zhang. As Mr. Sean Shao has been appointed as the chairman of the Audit Committee, the Board has also appointed Mr. Shao as a member of the Special Committee and Mr. Steve Zhang will resign from the Special Committee.

The Board has also established a Strategy Committee to review and oversee the company’s long term strategic plans and has appointed Mr. Zhang to lead the efforts of the Strategy Committee. Mr. Zhang will also continue to serve as an independent director of the Board.

Mr. Sean Shao currently also serves as independent director and chairman of the audit committee of: Trina Solar Limited, an integrated solar-power products manufacturer and solar system developer listed on the NYSE since January 2015; Jumei International Holding Ltd., an e-commerce company listed on NYSE since May 2014; LightInTheBox Holdings Co. Ltd., an e-commerce company listed on NYSE since June 2013 and UTStarcom Holdings Corp., a provider of broadband equipment and solutions listed on NASDAQ since October 2012. Mr. Shao also serves as independent director and chairman of the audit and compensation committees of China Biologic Products, Inc., a biopharmaceutical company listed on NASDAQ since July 2008, and independent director and chairman of the nominating committee of Agria Corporation, an agricultural company listed on NYSE since November 2008. He served as the chief financial officer of Trina Solar Limited from 2006 to 2008. In addition, Mr. Shao served from 2004 to 2006 as the chief financial officer of ChinaEdu Corporation, an educational service provider, and of Watchdata Technologies Ltd., a Chinese security software company. Prior to that, Mr. Shao worked at Deloitte Touche Tohmatsu CPA Ltd. for approximately a decade. Mr. Shao received his master’s degree in health care administration from the University of California at Los Angeles in 1988 and his bachelor’s degree in art from East China Normal University in 1982. Mr. Shao is a member of the American Institute of Certified Public Accountants.

About 21Vianet

21Vianet Group, Inc. is a leading carrier-neutral internet data center services provider in China. 21Vianet provides hosting and related services, managed network services, cloud services, content delivery network services, last-mile wired broadband services and business VPN services, improving the reliability, security and speed of its customers’ internet infrastructure. Customers may locate their servers and networking equipment in 21Vianet’s data centers and connect to China’s internet backbone through 21Vianet’s extensive fiber optic network. In addition, 21Vianet’s proprietary smart routing technology enables customers’ data to be delivered across the internet in a faster and more reliable manner. 21Vianet operates in more than 30 cities throughout China, servicing a diversified and loyal base of more than 2,000 customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 21Vianet may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about 21Vianet’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. All information provided in this press release and in the attachments is as of the date of this press release, and 21Vianet undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:

21Vianet Group, Inc.

Eric Chu, CFA

+1 (908) 707 2062

IR@21Vianet.com

Qing Liu

+86 10 8456 2121

IR@21Vianet.com

ICR, Inc.

Charles Eveslage

+1 (646) 405-4922

IR@21Vianet.com